

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2014

Via U.S. Mail
Bob Hogarth
Chief Executive Officer
Siga Resources, Inc.
123 West Nye
Carson City, NV 89706

> **Re:** **Siga Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2013**
> **Filed December 6, 2013**
> **File No. 000-52814**

Dear Mr. Hogarth:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2013

Item 1. Business, page 4

1.   We note your disclosure indicating that $400,000 has been spent on a work program for the Luck Thirteen Claim. In an appropriate location of your filing, please provide a summary of the work performed on your property pursuant to paragraph (b) of Industry Guide 7.

Item 2. Properties, page 9

2.   Please tell us if a member of your management team has visited you properties. If not, please disclose this in your filing.

3.   Please disclose a property map showing the location of your property pursuant to paragraph (b) of Industry Guide 7.

4.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property include the following information:

- The location and means of access to your property, including the modes of transportation utilized to and from the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

5.   Please revise to provide a short summary of the permits and/or operational plans required to perform exploration and mining activities on your properties.

6.   We note that sampling has been performed on your property. Please forward to our engineer, as supplemental information and not as part of your filing, the sample results referenced on page 11 of your filing, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Item 9A. Controls and Procedures, page 19

7.   We note that you have not provided management's conclusions regarding the effectiveness of your disclosure controls and procedures as required by Item 307 of Regulation S-K. We note a similar deficiency in your Form 10-Q for the quarter ended October 31, 2013. Please amend this Form 10-K and 10-Q for the quarter ended October 31, 2013 to provide the disclosures required by Item 307 of Regulation S-K.

Financial Statements

8.   We note that you included unaudited financial statements in your Form 10-K as you consider yourself an inactive registrant under Rule 3-11 of Regulation S-X. Considering you incurred expenses of $258,338 during the fiscal year ended July 31, 2013, it appears to us that you may not meet the criteria under Rule 3-11 of Regulation S-X to qualify as an inactive entity. Please amend your Form 10-K to file the audited financial statements as required by Rule 8-02 of Regulation S-X or explain to us how you qualify as an inactive registrant.

General

9.   Please amend your Form 10-K to provide the Interactive Data File as required by Item 601(b)(101) of Regulation S-K.

10.   Please indicate on the cover page by check mark whether you submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

11.   Please tell us if the website address disclosed in your filing is currently active and, if not, update your filing accordingly.

Other Exchange Act Reports

12.   We note that you have not filed your Form 10-Q for the fiscal quarter ended January 31, 2014. Please note that your Form 10-Q is due 45 days after the end of the fiscal quarter. Please file your Form 10-Q for the fiscal quarter ended January 31, 2014 immediately.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining